Exhibit 99.1

FF301 Page 1 of 8 v 1.0.2 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 31 October 2023 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: ZTO Express (Cayman) Inc. (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) Date Submitted: 02 November 2023 I. Movements in Authorised / Registered Share Capital 1. Class of shares WVR ordinary shares Type of shares Other type (specify in description) Listed on SEHK (Note 1) Yes Stock code 02057 Description Class A Ordinary Shares Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 8,000,000,000 USD 0.0001 USD 800,000 Increase / decrease (-) USD Balance at close of the month 8,000,000,000 USD 0.0001 USD 800,000 2. Class of shares WVR ordinary shares Type of shares Other type (specify in description) Listed on SEHK (Note 1) No Stock code N/A Description Class B Ordinary Shares Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 1,000,000,000 USD 0.0001 USD 100,000 Increase / decrease (-) USD Balance at close of the month 1,000,000,000 USD 0.0001 USD 100,000 3. Class of shares WVR ordinary shares Type of shares Other type (specify in description) Listed on SEHK (Note 1) No Stock code N/A Description Undesignated

FF301 Page 2 of 8 v 1.0.2 Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 1,000,000,000 USD 0.0001 USD 100,000 Increase / decrease (-) USD Balance at close of the month 1,000,000,000 USD 0.0001 USD 100,000 Total authorised/registered share capital at the end of the month: USD 1,000,000

FF301 Page 3 of 8 v 1.0.2 II. Movements in Issued Shares 1. Class of shares WVR ordinary shares Type of shares Other type(specify in description) Listed on SEHK (Note 1) Yes Stock code 02057 Description Class A Ordinary Shares Balance at close of preceding month 609,009,010 Increase / decrease (-) 0 Balance at close of the month 609,009,010 2. Class of shares WVR ordinary shares Type of shares Other type(specify in description) Listed on SEHK (Note 1) No Stock code N/A Description Class B Ordinary Shares Balance at close of preceding month 206,100,000 Increase / decrease (-) 0 Balance at close of the month 206,100,000

FF301 Page 4 of 8 v 1.0.2 III. Details of Movements in Issued Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Class of shares issuable WVR ordinary shares Type of shares Other type (Please specify) Shares issuable to be listed on SEHK (Note 1) Yes Other type (Please specify) Class A Ordinary Shares Stock code of shares issuable (if listed on SEHK) (Note 1) 02057 Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month No. of new shares of issuer issued during the month pursuant thereto (A) No. of new shares of issuer which may be issued pursuant thereto as at close of the month The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month 1). 2016 Share Incentive Plan 0 0 0 0 0 General Meeting approval date (if applicable) Total A (WVR ordinary shares Class A Ordinary Shares): Total funds raised during the month from exercise of options: Remarks: The scheme limit of the 2016 Share Incentive Plan (the “2016 Plan”) has been capped at 21,000,000 shares. No new shares of ZTO Express (Cayman) Inc. will be issued pursuant to the 2016 Plan. (B). Warrants to Issue Shares of the Issuer which are to be Listed Not applicable

FF301 Page 5 of 8 v 1.0.2 (C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed) 1. Class of shares issuable WVR ordinary shares Type of shares Other type (Please specify) Shares issuable to be listed on SEHK (Note 1) Yes Other type (Please specify) Class A Ordinary Shares Stock code of shares issuable (if listed on SEHK) (Note 1) 02057 Description of the Convertibles Currency Amount at close of preceding month Movement during the month Amount at close of the month No. of new shares of issuer issued during the month pursuant thereto (C) No. of new shares of issuer which may be issued pursuant thereto as at close of the month 1). Convertible Senior Notes Due 2027 (the “2027 Notes”) USD 1,000,000,000 1,000,000,000 0 32,041,936 Type of convertibles Bond/Notes Stock code of the Convertibles (if listed on SEHK) (Note 1) Subscription/Conversion price USD 31.2091 General Meeting approval date (if applicable) Total C (WVR ordinary shares Class A Ordinary Shares): 0 (D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes) Not applicable (E). Other Movements in Issued Share Not applicable Total increase / decrease (-) in WVR ordinary shares Class A Ordinary Shares during the month (i.e. Total of A to E) 0

FF301 Page 6 of 8 v 1.0.2 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 7 of 8 v 1.0.2 V. Confirmations We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 2) (i) all money due to the listed issuer in respect of the issue of securities has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 3); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: Songfei LI Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer) Notes 1. SEHK refers to Stock Exchange of Hong Kong. 2. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

FF301 Page 8 of 8 v 1.0.2 3. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects. 4. If there is insufficient space, please submit additional document. 5. In the context of repurchase of shares: ． “shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and ． “stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and ． “class of shares issuable” should be construed as “class of shares repurchased”; and ． “issue and allotment date” should be construed as “cancellation date” 6. In the context of redemption of shares: ． “shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and ． “stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and ． “class of shares issuable” should be construed as “class of shares redeemed”; and ． “issue and allotment date” should be construed as “redemption date”